Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                      Justin Jackson/Kathy Jones, Ph.D. (Media)
Mississauga (Toronto), Ontario L5L 4M1            Jonathan M. Nugent (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

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FOR IMMEDIATE RELEASE


        Vasogen's Therapy Protects Neural Pathways Associated with Memory

    - New Findings Support Clinical Potential in Neuroinflammatory Disease -

Toronto, Ontario (November 14, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced new findings demonstrating the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. The preclinical research, conducted under the direction of Professor Marina Lynch, Ph.D., at the Department of Physiology, Trinity College, Dublin, Ireland, was presented yesterday at the 31st Annual Meeting of the Society for Neuroscience in San Diego, California.

In the cerebral cortex of the brain, Vasogen's immune modulation therapy led to a significant decrease (p<0.05) of reactive oxygen species, key mediators of inflammatory responses and cell death. The therapy also led to a reduction (p<0.05) in the expression of certain enzymes involved in the intra-cellular response to inflammation, including the stress-activated protein kinase c-Jun NH2-terminal kinase (JNK). At the same time, immune modulation therapy caused an associated decrease (p<0.05) in the concentration of the pro-inflammatory cytokine tumor necrosis factor-(alpha) (TNF-(alpha)) and a concomitant increase (p<0.01) in the levels of the anti-inflammatory cytokine interleukin-10 (IL-10). Furthermore, cell death in the cortex following administration of bacterial wall lipopolysaccharide (LPS), an inflammatory stimulus, was also significantly reduced (p<0.01) by Vasogen's immune modulation therapy.

"Our research has shown that, even in the presence of a powerful inflammatory stimulus, Vasogen's immune modulation therapy has potent anti-inflammatory activity within the brain, and this was associated with the functional preservation of neural pathways necessary for memory and learning," stated Professor Lynch, a leading researcher in the area of neuroinflammation. "This research demonstrates the therapy's potential to address the inflammatory component of a number of debilitating neurological conditions."

Results from studies performed on the hippocampus, the region of the brain involved in memory and learning, also demonstrated that Vasogen's immune modulation therapy can significantly reduce cell death (p<0.01) in response to LPS, and is associated with an increase (p<0.05) in the anti-inflammatory cytokine IL-10. The functional significance of Vasogen's immune modulation therapy was tested in studies of long-term potentiation (LTP) in the hippocampus. Long-term potentiation describes the persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus following stimulation; it has been shown to be sustained for weeks in certain circumstances and is considered to be a key physiological mechanism involved in memory and learning. Administration of LPS, which induces inflammation, inhibits LTP. Vasogen's immune modulation therapy reversed the effects of LPS and resulted in a marked improvement (p<0.01) of long-term potentiation.


                                    - more -



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                                                    ...page 2, November 14, 2001


"Loss of the ability to learn and remember is a serious consequence of many inflammatory disorders of the brain, and there is clearly a need for effective therapies to combat these diseases," commented David Elsley, Vasogen's President and CEO. "Unlike many pharmaceuticals, the anti-inflammatory effects of Vasogen's immune modulation therapy extend to the brain, opening up a range of new opportunities for clinical development. We are now working with leading experts in the field of neurology to select an initial clinical target."

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating diseases as Alzheimer's, Parkinson's, ALS (Lou Gehrig's Disease), and multiple sclerosis, as well as Guillain-Barre syndrome, and chronic inflammatory demyelinating polyneuropathy. Together, these conditions are estimated to affect more than five million people in North America, with the total cost of care exceeding $100 billion per year.

In addition to neuroinflammatory disease, Vasogen is advancing the commercial development of immune modulation therapy for the treatment of a number of autoimmune and inflammatory conditions. Vasogen's lead clinical program, now in a pivotal clinical trial in the United States, focuses on applying the Company's proprietary immune modulation therapy to the treatment of peripheral arterial disease. Vasogen's immune modulation therapy is also in clinical trials for psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease.

 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.